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                                                                          (d)(9)

             FIRST AMENDMENT TO FEE WAIVER AND EXPENSE REIMBURSEMENT
                                    AGREEMENT

         THIS FIRST AMENDMENT, made as of this 29th day of April 29, 2008, between State Street Institutional Investment Trust (the "Trust") on behalf of its State Street Institutional Limited Duration Bond Fund, State Street Institutional Short-Term Tax Exempt Bond Fund (formerly, State Street Institutional Tax Free Limited Duration Bond Fund) and State Street Institutional Tax Free Money Market Fund (each, a "Fund"), and SSgA Funds Management, Inc. ("SSgA FM").

         WHEREAS, the Fund and SSgA FM have previously entered into a Fee Waiver and Expense Reimbursement Agreement dated February 1, 2007 and now wish to amend it by extending the date of the fee waiver period;

         WHEREAS, each of the State Street Institutional Limited Duration Bond Fund, the State Street Institutional Tax Free Limited Duration Bond Fund and the State Street Institutional Tax Free Money Market Fund currently invests all of its investable assets in the State Street Limited Duration Bond Portfolio, the State Street Tax Free Limited Duration Bond Portfolio and the State Street Tax Free Money Market Portfolio, respectively, series of State Street Master Funds (each, a "Master Portfolio");

         WHEREAS, the parties have entered into an Investment Advisory Agreement with respect to each Fund ("Advisory Agreement"); and

         WHEREAS, no investment advisory fee is payable to SSgA FM under the Advisory Agreement at any time a Fund is invested in a master-feeder structure; and

         WHEREAS, SSgA FM desires to reduce the investment advisory fee charged to each Fund described in the Advisory Agreement (in the event a Fund no longer invests in a master-feeder structure and Fund assets are directly managed by SSgA FM) and/or reimburse certain operating expenses for each Fund to keep expenses at specified levels as set forth below.

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Trust and SSgA FM agree as follows:

         1. For the period through April 30, 2009, SSgA FM agrees to waive fees payable to SSgA FM pursuant to the Advisory Agreement (in the event a Fund no longer invests in a master-feeder structure and Fund assets are directly managed by SSgA FM) and/or reimburse operating expenses for each Fund in an amount sufficient to keep the total annual operating expenses (exclusive of interest, taxes, extraordinary expenses and the pass-through expenses from its respective Master Portfolio) for such Fund at 0.10%.

         2. SSgA FM understands and intends that each Fund will rely on this agreement in preparing and filing its registration statement on Form N-1A (including any amendments or supplements thereto) and in accruing the expenses of the Fund for purposes of calculating net asset value and otherwise, and expressly permits the Fund to do so.


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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.


STATE STREET INSTITUTIONAL INVESTMENT TRUST    SSGA FUNDS MANAGEMENT, INC.



By: /s/ Gary L. French                         By:  /s/ James E. Ross
   ----------------------                         ----------------------------
    Name:  Gary L. French                           Name:  James E. Ross
    Title: Treasurer                                Title: President